UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Amendment No. 2
Under the Securities Exchange Act of 1934

TEXHOMA ENERGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

882898208
(CUSIP Number)

Richard Wilson
96A Club Street, Singapore 069464
Phone: +65-6222-3192
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Capersia Pte. Ltd. (“Capersia”)

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Singapore

| 7 | Sole Voting Power
Number of	30,000,000 shares of common stock, over which Sino Atlantic Limited has voting and disposition power
Shares Beneficially
Owned by Each	| 8 | Shares Voting Power
Reporting	0
Person With
| 9 | Sole Dispositive Power
30,000,000 shares of common stock, over which Sino Atlantic Limited, has voting and disposition power

| 10 | Shared Dispositive Power
0

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000,000

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11)
16.5%

| 14 |	Type of Reporting Person
CO

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Texhoma Energy, Inc. (the “Company”). The principal executive offices of the Company are located at 2200 Post Oak Blvd. Suite 340, Houston, Texas 77056.

Item 2. Identity and Background

(a)-(c) This Schedule is being filed by Capersia Pte. Ltd., a Seychelles corporation (“Capersia”), whose business consists of investment activities. Its director is Richard N. Wilson of Singapore. Capersia is currently solely owned by Sino Atlantic Limited (“Atlantic”), which purchased 100% of Capersia from the former sole owner and Director, Mr. Peter Jacobs of the Netherlands on May 17, 2007.

(d)-(e) During the last five years, neither Capersia nor any of Capersia’s Directors have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) made a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source of Amount of Funds or Other Compensation

On May 17, 2007, 100% of the issued capital in Capersia was sold to Atlantic for cash and a promissory note.

Item 4. Purpose of Transaction

Atlantic acquired the securities of the Company from Capersia, for investment purposes. Depending on general market and economic conditions affecting the Company and other relevant factors, Capersia may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Capersia also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Capersia does not have any plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)
Capersia beneficially owned 30,000,000 shares, or 16.5% of the outstanding common stock of the Company, using 181,474,724 shares issued and outstanding as reported in the Company’s most recent Form 10-QSBA filing with the Commission, which was filed on February 28, 2007.

(b)
Capersia has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all 30,000,000 of the shares beneficially owned by Capersia. This power to vote and dispose of the shares held by Capersia is controlled by the current sole Director of Capersia, Richard N. Wilson.

(c)	On May 15, 2007, Capersia transferred 1,000,000 shares of common stock of the Company to Asset Solutions (Hong Kong) limited for no consideration.

On May 15, 2007, Capersia transferred 1,000,000 shares of common stock of the Company to Valeska Energy Corp. for no consideration.

On May 15, 2007, Capersia transferred 1,000,000 shares of common stock of the Company to William “Mike” Simmons for no consideration.

On May 15, 2007 Capersia transferred 250,000 shares of common stock of the Company to Christian Kongsli for no consideration.

On May 15, 2007 Capersia transferred 625,000 shares of common stock of the Company to Capricorn Investments AS for no consideration.

On May 15, 2007 Capersia transferred 4,125,000 shares of common stock of the Company to Sterling Grant, Inc.

During the period starting January 20, 2007 and ending May 15, 2007 Capersia sold 1,700,000 shares of common stock of the Company in the open market.

(d)
No person, other than Richard N. Wilson, the Director of Capersia, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Capersia.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2007

Capersia Pte. Ltd.

By: /s/ Richard N. Wilson
As Director of Capersia Pte. Ltd.